Filed by Palm, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Handspring, Inc.

Registration Statement File No.: 333-106829

On October 28, 2003, Palm issued a press release announcing that the spin-off of PalmSource and the subsequent acquisition of Handspring had been approved by stockholders. The text of the press release follows.

CONTACTS:

Brad Driver, investor relations

408.503.2943

brad.driver@palmOne.com

Kip Meintzer, PalmSource investor relations

408.400.1909

kip.meintzer@palmsource.com

Marlene Somsak, media relations

408.503.2592

marlene.somsak@palmOne.com

Cynthia Harris, PalmSource media relations

408.400.1928

cynthia.harris@palmsource.com

PalmSource Spin-off and

Handspring Acquisition Approved by Stockholders

Two Independent Companies Created

MILPITAS, Calif., Oct. 28, 2003 — Palm, Inc. (Nasdaq: PALM) and Handspring, Inc. today announced that stockholders of both companies have approved a transaction that transforms the landscape for handheld computing and communications. The transactions are expected to close later today, and two new leadership companies are expected to emerge and begin trading tomorrow on the Nasdaq stock market.

At Palm’s Annual Stockholders Meeting today, stockholders approved the spin-off of PalmSource, Inc., provider of the world’s leading operating system platform for mobile computing and communications, from Palm, Inc. Palm will distribute all the shares of PalmSource it owns (approximately 86 percent of the total)

to Palm stockholders of record as of the close of business today. Those Palm stockholders will receive approximately 0.31 shares of PalmSource common stock for each share of Palm common stock they own. PalmSource common stock will trade on the Nasdaq stock market under the ticker symbol PSRC, starting tomorrow.

Palm stockholders also approved the acquisition of Handspring, Inc., maker of innovative smartphones based upon the Palm OS(R) platform. Separately, Handspring stockholders approved the acquisition of their company by Palm, Inc. The acquisition will be completed as a merger with Palm issuing approximately 13.9 million shares to Handspring stockholders. Handspring’s stockholders will receive 0.09 Palm shares for each share of Handspring common stock owned. The resulting company has been renamed palmOne, Inc. Its common stock will trade on the Nasdaq stock market exchange under the ticker symbol PLMO, starting tomorrow.

“PalmSource emerges as the premier operating-system platform company in the handheld industry, better able as an independent company to attract new and varied licensees and to further build the Palm Economy,” said Eric Benhamou, chairman of PalmSource and palmOne. “palmOne emerges as a stronger leader in mobile computing and communications, better able to address customer needs with the broadest portfolio, widest distribution channels and the most-experienced leadership team in the industry.

“This new industry configuration enhances the ability of both companies to deliver value to customers, partners and stockholders,” Benhamou said.

PalmSource

As an independent company, PalmSource will be better able to deliver on its corporate objectives of growing the Palm Economy, maintaining its platform leadership, and delivering consistent profitability.

“We are at the beginning of a new phase in the growth of smart mobile devices,” said David Nagel, PalmSource president and chief executive officer. “As an independent company, PalmSource can accelerate the acceptance of Palm OS as the leading software platform for a wide range of innovative new products.”

PalmSource has headquarters in Sunnyvale, Calif., and employs 311 people. In addition to Nagel, the new company’s executive team includes the following:

•	Larry Slotnick, chief products officer;
•	David Limp, senior vice president, corporate and business development;
•	Lamar Potts, vice president, worldwide licensing;
•	Gabi Schindler, senior vice president, marketing;
•	Al Wood, senior vice president and chief financial officer; and
•	Doreen Yochum, chief administrative officer.

palmOne

The new, stronger competitor created in palmOne is better able to meet the company’s corporate objectives of growing the market, maintaining industry leadership, and achieving consistent profitability.

“This merger of leaders gives palmOne significant advantages as we build on delivering what matters most to customers, including the high-potential category of smartphones,” said Todd Bradley, palmOne president and chief executive officer. “We’ll work to continue pleasing customers from the newest consumer who is just now moving beyond paper organizers to the multimedia enthusiast, and from the mobile professional to the chief information officer. We’re also confident that our combined scale will allow us to capitalize on the operational discipline we’ve put in place over the last two years.”

palmOne has headquarters in Milpitas, Calif., and employs 815 people. In addition to Bradley, the new company’s executive team includes the following:

•	Jeff Hawkins, chief technology officer;
•	Judy Bruner, senior vice president and chief financial officer;
•	Ed Colligan, senior vice president and general manager of the Wireless Business Unit, which includes the Treo(TM) family of smartphones;
•	Ken Wirt, senior vice president and general manager of the Handheld Business Unit, which includes the Zire(TM) and Tungsten(TM) product families;
•	Angel Mendez, senior vice president of Global Operations;
•	Mary Doyle, senior vice president and general counsel; and
•	Patricia Tomlinson, senior vice president and chief human resources officer.

The palmOne board of directors consists of seven members from the former Palm, Inc. board plus three members of the former Handspring board of directors: John Doerr, Bruce Dunlevie and Donna Dubinsky. Benhamou continues as chairman of PalmSource and palmOne.

Palm, Inc. and Handspring, Inc. Historical Timeline

1992 – Jeff Hawkins founds Palm, Inc.

1995 – U.S. Robotics purchases Palm, Inc.

1996 – Palm introduces the PalmPilot 1000 and 5000 organizers.

1997 – 3Com purchases U.S. Robotics.

1998 – Hawkins, Dubinsky and Colligan leave Palm to create Handspring.

2000 – Palm executes an Initial Public Offering, separating from 3Com.

2001 – Palm begins building separate businesses

•	Todd Bradley named Palm Solutions Group executive vice president and chief operating officer (June 1)
•	Palm announces plans to create the Palm OS subsidiary (July 27)

•	Palm OS subsidiary acquires assets and talent from Be, Inc. (Aug. 16)
•	David Nagel is named Palm OS subsidiary president and chief executive officer (Aug. 27).

2002 – Palm further builds on two businesses

•	Palm OS subsidiary creation completed (Jan. 1)
•	Bradley promoted to president and chief operating officer of Palm Solutions Group (May 2)
•	Palm OS subsidiary named PalmSource
•	PalmSource names board of directors (June 24)
•	Bradley named Palm Solutions Group chief executive officer (June 25)
•	Palm Solutions Group and PalmSource move to separate campuses (August)
•	Sony invests $20 million in PalmSource, marking first outside investment (Oct. 8)
•	PalmSource adds four new licensees in year
•	IRS rules the spin-off as tax-free for U.S. citizens’ federal income-tax purposes (December)

2003 – Palm strengths position in the handheld computing and communications space

•	Announces plans to acquire Handspring and spin off PalmSource, Inc. (June 3)
•	Stockholders approve transaction to spin off PalmSource, Inc. and acquire Handspring to form palmOne, Inc. (Oct. 28)

About PalmSource, Inc.

Information about PalmSource is available at http://www.palmsource.com/about/.

About Palm and palmOne, Inc.

Information about Palm, Inc. is available at http://www.palm.com/aboutpalm/. Information about palmOne, Inc. is available at http://www.palmOne.com.

Additional Information and Where to Find It

On July 3, 2003, in connection with the proposed reorganization transaction involving Palm, PalmSource and Handspring, Palm filed with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. In addition, on July 3, 2003, PalmSource filed with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the distribution of PalmSource shares to the existing stockholders of Palm. Investors and security holders are urged to read these filings, and any amendments to these filings, because they contain important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Palm by contacting of Palm Investor Relations (877.696.7256 or palm.ir@corp.Palm.com). Investors and security holders may obtain free copies of the documents filed with the SEC by Handspring by contacting Handspring Investor Relations (Bill Slakey at 650.230.5000 or bslakey@Handspring.com). Investors and security holders may obtain free copies of the documents filed with the SEC by PalmSource by contacting PalmSource Investor Relations (Kip Meintzer at 408.400.3000 or Kip.Meintzer@Palmsource.com).

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EDITOR’S NOTE: This press release complements a press release from PalmSource, Inc., also issued today: “PalmSource Spins Out from Palm, Inc.”

Palm OS is a registered trademark and Palm is a trademark of the Palm Trademark Holding Company. Zire, Tungsten and Treo are trademarks of palmOne, Inc. and its subsidiaries, which may be registered in some countries. Other brands may be trademarks of their respective owners.